Exhibit 99.1

SilverCrest Reports Results of AGM

TSX: SVL NYSE MKT: SVLC For Immediate Release

VANCOUVER, BC – June 11, 2015 – SilverCrest Mines Inc. (the “Company” or “SilverCrest”) is pleased to announce the results of its Annual General Meeting of Shareholders (“AGM”) held yesterday in Vancouver, B.C.

Shareholders voted in favour of all items of business, including fixing the number of directors at five and the election of each director nominee. A total of 57,874,817 votes were cast representing 48.74% of the issued common shares as of the record date. The following is a tabulation of the votes submitted by ballot:

Directors	Votes by Ballot in Favour	Votes by Ballot Withheld
Dunham L. Craig	33,871,574 (96.48%)	1,236,748 (3.52%)
J. Scott Drever	33,870,159 (96.47%)	1,238,163 (3.53%)
Ross O. Glanville	31,389,972 (89.41%)	3,718,350 (10.59%)
George W. Sanders	33,795,409 (96.26%)	1,312,913 (3.74%)
Graham C. Thody	33,792,709 (96.25%)	1,315,613 (3.75%)

Davidson & Company LLP, Chartered Accountants, was re-appointed as auditor of the Company.

At the Board of Directors meeting following the AGM, Mr. Graham C. Thody was re-appointed Chairman of the Board, Mr. J. Scott Drever was re-appointed Chief Executive Officer and Mr. Dunham L. Craig was re-appointed Interim President. In addition, the Board re-appointed Mr. N. Eric Fier as Chief Operating Officer, Mr. Barney Magnusson as Chief Financial Officer, Mr. Tom Keating as Vice President, Finance & Administration, Mr. Brent McFarlane as Vice President, Operations, Mr. Marcio B. Fonseca as Vice-President, Corporate Development, Mr. Michael Rapsch as Vice President, Corporate Communications and Mr. Bernard Poznanski as Corporate Secretary.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a high-grade, epithermal silver and gold producer, with a current reserve estimated life of mine of 8 years and average operating cash costs of $12 per ounce of silver equivalent (64.5:1 Ag:Au based on ounces sold). SilverCrest anticipates the 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.6 million ounces of silver and 33,800 ounces of gold per annum over the current reserve life. Exploration programs continue to result in discoveries at Santa Elena and have advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

Contact: Fred Cooper

Telephone: (604) 694-1730 ext. 108

Fax: (604) 694-1761

Toll Free: 1-866-691-1730

Email: info@silvercrestmines.com

Website: www.silvercrestmines.com

Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1